# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### August 7, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Klondex Mines Ltd.

### File No. 001-37563 - CF#35072
_____

Klondex Mines Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 4, 2017, as amended on July 27, 2017.

Based on representations by Klondex Mines Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 2.1 | through July 25, 2026 |
| Exhibit 2.2 | through December 16, 2025 |
| Exhibit 10.1 | through June 30, 2022 |
| Exhibit 10.4 | through June 30, 2022 |
| Exhibit 10.5 | through February 11, 2024 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary